                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               HarCor Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    411628209
             ------------------------------------------------------
                                 (CUSIP Number)
            Vincent A. Rossi, Jr., Turnberry Capital Management, LP
                            Two Greenwich Office Park
                               Greenwich, CT 06831
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                December 15, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP NO.          411628209                                             2
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Turnberry Capital Management, L.L.C.                      06-1450223
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) / /

                                                                      (B) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00*
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                         / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    1,359,200
           OWNED BY             ------------------------------------------------
             EACH               8        SHARED VOTING POWER
           REPORTING
            PERSON                       0
             WITH               ------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                         1,359,200
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,359,200
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.36%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO (Limited Liability Company)
--------------------------------------------------------------------------------
                       SEE INSTRUCTIONS BEFORE FILLING OUT!

*See Item 3, herein.

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP NO.          411628209                                            3
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Turnberry Capital Management, L.P.                        13-3799741
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /

                                                                     (b)  /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00*
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                         / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    1,359,200
           OWNED BY             ------------------------------------------------
             EACH               8        SHARED VOTING POWER
           REPORTING
            PERSON                       0
             WITH               ------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                         1,359,200
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,359,200
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.36%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN, IA
--------------------------------------------------------------------------------
                       SEE INSTRUCTIONS BEFORE FILLING OUT!

*See Item 3, herein.

                         ORIGINAL REPORT ON SCHEDULE 13D



Item 1.      Security and Issuer

        This statement relates to the shares (the "Shares") of common stock, par value $0.10 per share (the "Common Stock"), of HarCor Energy, Inc., a California corporation (the "Company"), which has its principal executive offices at 4400 Post Oak Parkway, Suite 2220, Houston, Texas 77027.

Item 2.      Identity and Background

       This statement is filed by Turnberry Capital Management, L.L.C., a Delaware limited liability company ("Turnberry LLC"), and Turnberry Capital Management, L.P., a Delaware limited partnership ("Turnberry" and together with Turnberry LLC, the "Reporting Persons"), in respect of shares held directly by:

       i. Turnberry Capital Partners, L.P., a Delaware limited partnership ("TCP"), the general partner of which is Turnberry.

       ii. Prestwick Capital Partners, L.P., a Delaware limited partnership ("PCP" and together with TCP, the "Partnerships"), the general partner of which is Turnberry.

       iii. Turnberry Capital International, Ltd., a Caymen Islands corporation ("TCI"), the investment advisor of which is Turnberry.

       iv. United Congregation Mesorah, a separate managed account ("UCM"), the investment manager of which is Turnberry.

       Turnberry LLC is the general partner of Turnberry. Vincent A. Rossi, Jr. ("Rossi") and William J. Jacobs ("Jacobs") are each a U.S. citizen and are Managing Directors and the sole executive officers of Turnberry and Turnberry LLC.

        The Partnerships are investment partnerships which invest in a diversified portfolio of distressed, misunderstood and out of favor public and private securities. Each of Turnberry, as the general partner of the Partnerships, and Turnberry LLC as the general partner of Turnberry, has the sole power to vote all securities owned by the Partnerships and makes all investment decisions, including decisions regarding whether to dispose of securities held by the Partnerships, with respect to the investment portfolio of the Partnerships. Turnberry is an investment advisor to TCI and has the sole power to vote all securities owned by TCI and makes all investment decisions, including decisions regarding whether to dispose of securities held by TCI, with respect to the investment portfolio of TCI. In addition, UCM holds, in a separately managed account, portfolios of securities which are invested in accordance with the same investment objectives and strategies as those of the Partnerships and which are managed by Turnberry pursuant to an investment management agreement. Each of Turnberry, under the investment management agreement relating to the UCM, and Turnberry LLC, as the general partner of Turnberry, has the sole power to vote all securities owned by UCM and to make all investment decisions, including decisions regarding whether to dispose of securities held by UCM, with respect to UCM. UCM has the right to terminate its managed account with Turnberry at any time on 30 days' prior written notice.

       The principal office and business address for each of Turnberry, Turnberry LLC, Jacobs and Rossi is Two Greenwich Office Park, Greenwich, CT 06831.

       The principal business of Turnberry LLC is to act as the general partner of Turnberry. The principal business of Turnberry is to serve as (i) the general partner of the Partnerships, (ii) investment manager with respect to UCM, (iii) investment advisor to TCI and (iv) investment adviser or general partner for other clients, customers and pooled investment vehicles. The principal business of Jacobs and Rossi is to act in their capacity as members of Turnberry LLC and Managing Directors of Turnberry and Turnberry LLC and to make all investment decisions with respect to the Partnerships, TCI and UCM.

       None of Turnberry, Turnberry LLC, Jacobs or Rossi has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

       The aggregate cost of the 1,359,200 Shares acquired by Turnberry
LLC and reported in Item 5 of this Report was approximately $3,582,650.45 (excluding all brokerage commissions), the source of which was contributions by its members or funds generated by Turnberry LLC.

       The aggregate cost of the 1,359,200 Shares acquired by Turnberry and reported in Item 5 of this Report was approximately $3,582,650.45 (excluding all brokerage commissions), the source of which was contributions by its partners or funds generated by Turnberry.

        The aggregate cost of the 776,895 Shares acquired directly by TCP and reported in Item 5 of this Report was approximately $2,010,495.33 (excluding all brokerage commission), the source of which was funds contributed to or generated by TCP.

        The aggregate cost of the 88,452 Shares acquired directly by PCP and reported in Item 5 of this Report was approximately $232,802.47 (excluding all brokerage commission), the source of which was funds contributed to or generated by PCP.

        The aggregate cost of the 470,075 Shares acquired directly by TCI and reported in Item 5 of this Report was approximately $1,237,363.29 (excluding all brokerage commission), the source of which was funds contributed to or generated by TCI.

        The aggregate cost of the 33,778 Shares acquired directly by UCM and reported in Item 5 of this Report was approximately $101,989,36 (excluding all brokerage commission), the source of which was funds contributed to or generated by UCM.

Item 4.      Purpose of Transaction

       Each of the Reporting persons purchased the shares of Common Stock reported herein solely for the purpose of investment and not with the purpose nor with the effect of changing or influencing the control of the Company. Neither Turnberry or Turnberry LLC currently has any plans or proposals which would relate to or result in any of the transactions set forth in paragraphs (a) through (j) of Item 4 to Schedule 13D, although they may in the future determine to engage in some or all of the transactions therein described, including reallocating the ownership of the Shares among the Partnerships, UCM and TCI. Each of the Reporting Persons retains the absolute right to vote its shares of Common Stock as it individually determines except as otherwise described in Item 5 hereof. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments.

Item 5.      Interest in Securities of the Issuer

       (a) Turnberry LLC beneficially owns 1,359,200 Shares (8.36% of the outstanding Shares based on 16,268,387 outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). Turnberry beneficially owns 1,359,200 Shares (8.36% of the outstanding Shares). As of the date hereof, 776,895 Shares are owned of record by TCP; 88,452
Shares are owned of record by PCP; 33,778 Shares are owned of record by UCM; and 470,075 Shares are owned of record by TCI.

       (b) Turnberry and Turnberry LLC have sole voting power and sole dispositive power for all such Shares held of record by TCP, PCP, UCM and TCI.

       (c) The following tables detail the purchases by TCP, PCP, UCM and TCI effected in the last 60 days. All of the transactions were open market transactions.

                         Turnberry Capital Partners, L.P.
                         --------------------------------

                                     Number of                  Price per
        Trade Date                    Shares                      Share
        ----------                   ---------                  ---------
         11/18/97                      48,375                     3.0625
         11/19/97                       4,379                      2.875
         11/20/97                      23,795                      3.125
         11/24/97                      52,880                        3.0
         11/25/97                      53,550                        3.0
         11/26/97                      36,958                        3.0
          12/2/97                      12,261                        3.0
          12/4/97                       7,991                       3.03
          12/5/97                      34,531                        3.0
          12/8/97                      22,108                        3.0
          12/9/97                      58,717                     3.0156
         12/11/97                      51,655                     2.9815
         12/15/97                     175,220                      2.450
         12/16/97                      57,377                     2.0625
         12/17/97                      38,053                     1.9596
         12/17/97                      50,348                     1.9077
         12/18/97                      17,563                     1.7292
         12/19/97                      11,709                       1.75
         12/19/97                       9,425                        1.5

                       Turnberry Capital International, Ltd.
                       -------------------------------------

                                     Number of                  Price per
        Trade Date                    Shares                      Share
        ----------                   ---------                  ---------
         11/18/97                      32,958                     3.0625
         11/19/97                       2,885                      2.875
         11/20/97                      15,566                      3.125
         11/24/97                      34,580                        3.0
         11/25/97                      33,820                        3.0
         11/26/97                      23,643                        3.0
          12/2/97                       7,735                        3.0
          12/4/97                       5,069                       3.03
          12/5/97                      20,456                        3.0
          12/8/97                      13,056                        3.0
          12/9/97                      34,662                     3.0156
         12/11/97                      30,502                     2.9815
         12/15/97                     105,400                      2.450
         12/16/97                      34,123                     2.0625
         12/17/97                      22,641                     1.9596
         12/17/97                      29,955                     1.9077
         12/18/97                      10,450                     1.7292
         12/19/97                       6,966                       1.75
         12/19/97                       5,608                        1.5

                         United Congregation Mesorah
                        -----------------------------

                                      Number of                  Price per
        Trade Date                     Shares                      Share
        ----------                    ---------                  ---------
         11/18/97                       5,544                     3.0625
         11/19/97                         505                      2.875
         11/20/97                       2,750                      3.125
         11/24/97                       6,120                        3.0
         11/25/97                       6,140                        3.0
         11/26/97                       4,343                        3.0
          12/2/97                       1,451                        3.0
          12/4/97                         941                       3.03
          12/5/97                       3,644                        3.0
          12/8/97                       2,340                        3.0


                         Prestwick Capital Partners, L.P.
                         --------------------------------

                                      Number of                  Price per
        Trade Date                     Shares                      Share
        ----------                    ---------                  ---------
         11/18/97                       5,823                     3.0625
         11/19/97                         531                      2.875
         11/20/97                       2,889                      3.125
         11/24/97                       6,420                        3.0
         11/25/97                       6,490                        3.0
         11/26/97                       4,656                        3.0
          12/2/97                       1,553                        3.0
          12/4/97                         999                       3.03
          12/5/97                       3,869                        3.0
          12/8/97                       2,496                        3.0
          12/9/97                       6,621                     3.0156
         12/11/97                       5,843                     2.9815
         12/15/97                      19,380                      2.450
         12/16/97                       6,500                     2.0625
         12/17/97                       4,306                     1.9596
         12/17/97                       5,697                     1.9077
         12/18/97                       1,987                     1.7292
         12/19/97                       1,325                       1.75
         12/19/97                       1,067                        1.5


       (d) None of the Reporting Persons, TCP, PCP, VCM or TCI beneficially own any Common Stock of the Company except as set forth above. To the best of the knowledge of each Reporting Person, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

       Except to the extent disclosed in Item 2, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding or proxies.


Item 7.  Material to be filed as Exhibits

       None

                                    SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 1997


                TURNBERRY CAPITAL MANAGEMENT, L.L.C.




                By:   /s/ Vincent A. Rossi, Jr.
                      --------------------------------------------------
                      Name:    Vincent A. Rossi, Jr.
                      Title:   Member



                TURNBERRY CAPITAL MANAGEMENT, L.P.
                By:   Turnberry Capital Management, L.L.C., its general partner


                By:   /s/ Vincent A. Rossi, Jr.
                      --------------------------------------------------
                       Name:   Vincent A. Rossi, Jr.
                       Title:  Member